Reliance Global Group, Inc.

300 Blvd. of the Americas Suite 105

Lakewood, NJ 08701

May 2, 2022

Eric Envall

Sandra Hunter Berkheimer

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Reliance Global Group, Inc.
Registration Statement on Form S-1
Filed February 1, 2022
File No. 333-262445

Gentlepersons:

We are responding to your letter to Reliance Global Group, Inc. (the “Company”) dated February 17, 2022 (the “Letter”). We have included your comments (in bold) for ease of reference with our responses below each comment.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 1, 2022

General

1.	We note your disclosure that the completion of this offering will increase the number of registered and outstanding shares by 200% and that there appear to be only two selling stockholders that received their shares in a private placement on December 22, 2021. This indicates that this offering may be a primary offering rather then a secondary offering which would require more specific disclosures related to the status of the selling shareholders as underwriters and their corresponding obligations.

Please revise your registration statement to indicate that your selling shareholders are acting as underwriters and include the required disclosure, or provide us with your legal analysis as to why this is not a primary offering. Refer to Compliance and Disclosure Interpretation 214.02 for additional guidance.

The Company contends that the private placement transaction in question here is a secondary offering and not a primary offering. As stated in CDI 214.01, the analysis here is a factual one, and the following factors should be taken into account:

●	Length of time that the selling shareholders have held the shares. In this case, the transaction closed in early January 2022, so the shares have been held approximately four months. The Staff should note that by the time the comments are cleared, it will likely be in the five month range, and in six months, shares would begin to be eligible for resale under Rule 144. Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the issuer. Here, the Investors have now held its shares of Common Stock for more than 4 months as of the date of this letter. The length of time during which the Investors have held the shares prior to an effective Registration Statement demonstrates that the investors are not underwriters who purchased the shares with an intent to distribute them. Additionally, although the investors have bargained for registration rights as part of the private placement pursuant to which the shares in question were issued, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell shares.

●	Circumstances surrounding receipt of shares. The shares in this transaction are issued in conjunction with a financing that is subject to shareholder approval, for which an Information Statement on Schedule 14C was filed (both Preliminary and Definitive), and which becomes automatically effective on or about May 18, 2022 (20th calendar day after mailing), so that shareholders have fully approved this secondary offering. Note that a good portion of the shares approved are issued as Preferred Stock to address ownership not to exceed 4.99% or 9.99%, for each investor, respectively.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts: “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added). Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

Lastly, The issuance of the shares to the investors was a bona fide private offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Each Investor also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.

●	Relationship to the issuer. Neither investor has a relationship with the Company other than being an investor in the Company.

●	Amount of shares. The Company concedes the amount of shares is large, but in recent years, the Commission has permitted offerings to go forward with similarly large secondary offerings on a percentage basis. The regulatory trend over the past decade has mainly sought to protect abuses from extremely toxic transactions, such as those from toxic convertible debt transactions, while the transaction in question is a common stock and warrant deal (with preferred stock to deal with blocker considerations, and temporary prepaid warrants until May 18, 2022 when shareholder approval is obtained and the prepaid warrants convert back into shares of common stock), and thus not the focus of the traditional toxic debt PIPE concerns, which came about in the early 2000s (See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.).

●	Whether selling shareholders are in the business of underwriting securities. To the Company’s knowledge, neither investor is in the underwriting business.

●	Whether under all circumstances it appears that the seller is acting as a conduit for the issuer. Under all circumstances, the investors are not acting as a conduit for the Company. The shares were issued with resale registration rights subject to blocker provisions and subject to a shareholder approval requirement. Given the length of time here and the other impediments, it is clear that the investors are not a conduit for the issuer to issue shares. Any proceeds from sales under the Registration Statement will flow to the investors and not the Company. In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Plan of Distribution, page 60

2.	We note that you do not disclose the use of any specific underwriter in this section. We also note that you identify EF Hutton on the back cover of your registration statement as having a dealer prospectus delivery obligation. In addition, on page 62 you disclose that the underwriters are being represented by Kelley Drye & Warren LLP. Please revise your registration statement to clarify whether underwriters have been engaged.

We confirm that there is no underwriter or counsel representing the underwriter and have accordingly removed this disclosure in the S-1/A.

Index to Financial Statements, page F-1

3.	Please note that prior to effectiveness you will be required to provide audited financial statements for the fiscal year ended December 31, 2021. Refer to Item 210.3-12(b) of Regulation S-X.

We have updated our S-1/A to include the above referenced financial statements and accordingly updated our registration statement as otherwise appropriate to include these new numbers.

Exhibits

4.	We note that your legal opinion in Exhibit 5.1 provides an opinion related to common stock, preferred stock, and warrants. The registration statement only appears to be registering common stock. Please revise your legal opinion to only opine as to the “securities being registered” as described in Item 601(b)(5) of Regulation S-K.

The legal opinion included as Exhibit 5.1 has been updated in this S-1/A.

We thank you in advance for your kind attention to our responses. In connection with responding to the Staff’s comment,s the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that this response answers the staff’s questions, but please contact our counsel, Jolie Kahn, at joliekahnlaw@sbcglobal.net or (516) 217-6379 if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Ezra Beyman
Ezra Beyman
Chief Executive Officer